Exhibit 99.3
RANDGOLD RESOURCES LIMITED
REG NO. 62686
LA MOTTE CHAMBERS
ST HELIER
JERSEY
JEI IBJ
CHANNEL ISLANDS
www.randgoldresources.com
TEL: +44 1534 735 333
AX: + 44 1534 735 444
Dear Sirs,
Change of Address
Please be advised that with effect from 1 September 2010 Randgold Resources Limited’s registered address is hereby changed to:
3rd Floor
United Chambers
28 Halkett Street
St Helier
Jersey JE2 4WJ
Channel Islands
Our Jersey telephone and fax numbers remain the same.

Yours faithfully,
/s/ David Haddon
D J Haddon
General Counsel & Secretary